[BreitBurn Energy Partners L.P. Letterhead]

        October 24, 2008

Via EDGAR & Facsimile (202) 772-9368

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Sean Donahue

Re:          Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-153579) of BreitBurn Energy Partners L.P.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BreitBurn Energy Partners L.P. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 2:00 p.m. (EDT) on October 28, 2008 or as soon as practicable thereafter.

The Registrant hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory C. Brown
Gregory C. Brown
Executive Vice President and General Counsel
BreitBurn GP, LLC, as general partner of
BreitBurn Energy Partners L.P.